Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

April 30, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Churchill Cash Reserves Trust
Amendment No. 35 to Registration Statement on Form N-1A
(File No. 811-4229)

Ladies and Gentlemen:

On behalf of Churchill Cash Reserves Trust (the “Trust”), we are hereby filing Amendment No. 35 to the registration statement on Form N-1A for the Trust (the “Amendment”) under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Amendment is being filed pursuant to Section 8(b) of the 1940 Act.  All of the outstanding shares of the Trust are held by Aquila Investment Management LLC, the Trust’s administrator and a wholly-owned subsidiary of the Trust’s sponsor, Aquila Management Corporation.

The Trust is currently inactive and is not offering shares to the public. It is the intention of the Trust to continue to make all required filings under the 1940 Act during the period when it is conducting no operations, and to make no public offering of its shares until an appropriate amendment to its registration under the Securities Act of 1933 and the 1940 Act has become effective.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz